Exhibit 17.1

Paul J. Morrell

526 Willowgate Drive

Webster, NY 14580

July 30, 2019

Mr. Gerald Brock

RE: Resignation

I regret to inform you and give notice that I will be leaving SkyWolf Wind Turbine Corporation as of today. I will be happy to provide all files and assist in the transition of my business activity.

Thank you for the opportunity to assist SkyWolf in its start-up venture and wish you and your team the best of luck in the future.

Sincerely,

/s/ Paul J. Morrell

Paul J. Morrell